METALLA ROYALTY & STREAMING LTD

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Expressed in Canadian Dollars)

FEBRUARY 29, 2020

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in Canadian Dollars)

	February 29	May 31
	2020	2019
ASSETS
Current assets
Cash	$7,319,365	$4,603,062
Royalty, stream receivables and other (Note 3)	765,530	669,174
Total current assets	8,084,895	5,272,236
Non- current assets
Royalty, stream, and other interests (Note 4)	56,918,573	56,260,383
Investment in Silverback (Note 5)	2,311,602	2,191,433
Right-of-use asset	9,298	-
Total non- current assets	59,239,473	58,451,816
TOTAL ASSETS	$67,324,368	$63,724,052

LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Trade and other payables (Note 6)	$1,409,907	$1,610,462
Loans payable (Note 7)	-	2,798,975
Total current liabilities	1,409,907	4,409,437
Non- current liabilities
Loans payable (Note 7)	4,467,769	-
Deferred income tax liabilities	664,694	145,221
Total non- current liabilities	5,132,463	145,221
Total liabilities	6,542,370	4,554,658
EQUITY
Share capital (Note 10)	88,089,945	83,058,255
Reserves	9,538,677	7,396,376
Deficit	(36,846,624)	(31,285,237)
Total equity	60,781,998	59,169,394
TOTAL LIABILITIES AND EQUITY	$67,324,368	$63,724,052

Commitments (Note 14)

Event after reporting date (Note 15)

These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on April 9, 2020.

Approved by the Board of Directors

"Brett Heath" Director	"Terry Krepiakevich" Director

                                                   The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Unaudited - Expressed in Canadian Dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	February 29	February 28	February 29	February 28
	2020	2019	2020	2019
Revenue from royalty interests (Note 8)	$64,202	$-	$64,202	$-
Revenue from stream interest (Note 8)	1,199,973	1,442,006	3,497,852	6,965,447
Cost of sales, excluding depletion	(427,753)	(538,104)	(1,345,897)	(2,643,897)
Depletion on royalty and stream interests (Note 4)	(283,392)	(419,723)	(855,922)	(2,137,028)
Gross profit	553,030	484,179	1,360,235	2,184,522
General and administrative expenses	(948,303)	(625,457)	(2,586,360)	(1,739,903)
Share-based payments (Note 10)	(884,419)	(362,547)	(1,777,982)	(856,060)
Income (loss) from operations	(1,279,692)	(503,825)	(3,004,107)	(411,441)
Share of net income of Silverback (Note 5)	39,655	45,026	120,171	85,182
Interest expense (Note 7)	(257,716)	(111,969)	(646,586)	(310,750)
Finance charges (Note 7)	(31,164)	-	(404,630)	-
Accretion and other expenses	(1,738)	166,697	(10,314)	164,083
Foreign exchange gain (loss)	(25,710)	25,251	35,974	(181,270)
Income (loss) before income taxes	(1,556,365)	(378,820)	(3,909,492)	(654,196)
Current income tax recovery (expense) (Note 9)	(289,510)	36,611	78,041	(413,411)
Deferred income tax expense (Note 9)	(235,357)	(103,896)	(519,473)	(187,477)
Net loss	$(2,081,232)	$(446,105)	$(4,350,924)	$(1,255,084)

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss:
Foreign currency translation adjustment	$49,472	$(244,928)	(438,992)	(3,594)
Other comprehensive income (loss)	49,472	(244,928)	(438,992)	(3,594)
Total comprehensive loss	$(2,031,760)	$(691,033)	$(4,789,916)	$(1,258,678)

Earnings (loss) per share - basic and diluted	$(0.06)	(0.02)	$(0.13)	$(0.05)
Weighted average number of shares outstanding - basic and diluted	34,033,219	27,982,205	33,683,637	23,631,722

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in Canadian Dollars)

	Nine months	Nine months
	ended	ended
	February 29	February 28
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(4,350,924)	$(1,255,084)
Items not affecting cash:
Share of net income of Silverback	(120,171)	(85,182)
Depletion and amortization	872,653	2,137,028
Interest and accretion expense	646,586	310,750
Finance charges	404,630	-
Share-based payments	1,777,982	856,060
Deferred income tax expense	519,473	187,477
Unrealized foreign exchange effect	(34,394)	27,309
	(284,165)	2,178,358
Changes in non-cash working capital items:
Royalty, stream receivables and other	(96,356)	(64,107)
Trade and other payables	(459,629)	220,599
Net cash (used in) provided by operating activities	(840,150)	2,334,850

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of royalty and stream interests, net	(1,709,088)	(13,455,219)
Cash held by ValGold on acquisition	-	588,533
Recoveries from royalty and stream interests	-	105,273
Net cash used in investing activities	(1,709,088)	(12,761,413)

CASH FLOWS FROM FINANCING ACTIVITIES
Private placements, net	-	6,376,043
Proceeds from exercise of stock options	654,410	48,000
Proceeds from exercise of share purchase warrants	2,387,150	3,572,103
Dividend paid	(1,210,463)	(1,248,136)
Proceeds from convertible loans facility	7,000,000	2,554,721
Repayment of loan principal	(2,666,250)	(1,566,939)
Interest paid	(459,980)	(377,837)
Finance charges paid	(404,630)	-
Net cash provided by financing activities	5,300,237	9,357,955

Effect of exchange rate changes on cash	(34,696)	20,981

Change in cash	2,716,303	(1,047,627)
Cash, beginning of period	4,603,062	4,817,357
Cash, end of period	$7,319,365	$3,769,730

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in Canadian Dollars)

	Number	Share			Total
	of shares	capital	Reserves	Deficit	equity
Balance as at May 31, 2019	33,138,247	$83,058,255	$7,396,376	$(31,285,237)	$59,169,394
Acquisition of royalty and other interests	2,574	11,123	-	-	11,123
Exercise of stock options	457,791	1,398,839	(744,429)	-	654,410
Exercise of share purchase and finder's warrants	724,418	2,950,802	(563,652)	-	2,387,150
Share-based payments - stock options	-	-	771,056	-	771,056
Share-based payments - restricted share units	90,805	670,926	336,000	-	1,006,926
Convertible facility drawn	-	-	2,782,318	-	2,782,318
Foreign currency translation adjustment	-	-	(438,992)	-	(438,992)
Dividend paid	-	-	-	(1,210,463)	(1,210,463)
Loss for the period	-	-	-	(4,350,924)	(4,350,924)
Balance as at February 29, 2020	34,413,835	$88,089,945	$9,538,677	$(36,846,624)	$60,781,998

	Number of shares	Share capital	Reserves	Deficit	Total equity
Balance as at May 31, 2018	18,859,494	$35,859,181	$6,424,470	$(27,028,010)	$15,255,641
Private placements and share issuances	2,179,189	6,342,820	456,252	-	6,799,072
Share issue costs	-	(423,029)	-	-	(423,029)
Share issue costs, finder's warrants	-	(98,350)	98,350	-	-
Acquisition of royalty and other interests	5,600,500	17,884,442	830,810	-	18,715,252
Conversion on loan payable	2,122,850	6,623,295	-	-	6,623,295
Exercise of stock options	33,333	74,892	(26,892)	-	48,000
Exercise of share purchase and finder's warrants	1,459,525	4,648,553	(1,076,451)	-	3,572,102
Share-based payments - stock options	-	-	689,160	-	689,160
Share-based payments - restricted share units	53,500	166,900	-	-	166,900
Warrants issued for loans payable	-	-	113,249	-	113,249
Foreign currency translation adjustment	-	-	(3,594)	-	(3,594)
Dividend paid	-	-	-	(1,248,136)	(1,248,136)
Loss for the period	-	-	-	(1,255,084)	(1,255,084)
Balance as at February 28, 2019	30,308,391	$71,078,704	$7,505,354	$(29,531,230)	$49,052,828

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

1. NATURE OF OPERATIONS

Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company"), incorporated in Canada, is a precious metals royalty and streaming company, who engages in the acquisition and management of precious metal royalties, streams, and similar production-based interests. The Company's common shares are listed on the TSX Venture Exchange ("TSX-V") under the symbol "MTA" and on the NYSE American ("NYSE") under the symbol "MTA". The head office and principal address is 501 - 543 Granville Street, Vancouver, British Columbia, Canada.

The Company has incurred a cumulative deficit to date of $36,846,624 as at February 29, 2020 (May 31, 2019 - $31,285,237) and has had losses from operations for multiple years. Continued operations of the Company are dependent on the Company's ability to generate profitable earnings in the future, receive continued financial support, and/or complete external financing. Management expects that its cash balance and cash flows from operating activities will be sufficient to fund the operations of the Company for the next twelve months.

In December 2019, the Company completed a consolidation of its common shares on the basis of one new share for four old shares (1:4) effective December 17, 2019 and the listing of its common shares on the NYSE effective January 8, 2020. All figures have been adjusted to reflect the one for four share consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"). Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended May 31, 2019.

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended May 31, 2019, except for those noted below. The Company's interim results are not necessarily indicative of its results for a full year.

Accounting standards adopted during the period

Adoption of IFRS 16

The Company adopted IFRS 16 Leases ("IFRS 16") on June 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low value will be recorded on the Company's consolidated statement of financial position.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Accounting standards adopted during the period (cont'd…)

Adoption of IFRS 16 (cont'd…)

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on the Company's analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company's office premise. As a result of adopting the new standard, the Company recognized a right-of-use asset of $26,029. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

New accounting policy for leases under IFRS 16

At inception of a contract, an assessment is made as to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

Adoption of IFRIC 23

The Company adopted IFRIC 23 Uncertainty over Income Tax Treatments ("IFRIC 23") on June 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company's financial results or disclosures.

3. ROYALTY, STREAM RECEIVABLES AND OTHER

	February 29	May 31
	2020	2019
Royalty, stream receivables	$185,714	$129,960
GST and other tax recoverable	143,069	195,350
Other receivables	94,687	-
Prepaid expenses and deposits	342,060	343,864
	$765,530	$669,174

As at February 29, 2020 and May 31, 2019, the Company did not have any royalty, stream receivables that were past due. The Company's allowance for doubtful accounts as at February 29, 2020 and May 31, 2019 was $Nil.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

4. ROYALTY, STREAM, AND OTHER INTERESTS

	Producing	Development	Exploration
Royalty and stream on:	assets	assets	assets	Total
As at May 31, 2019	3,617,750	49,234,225	3,408,408	56,260,383
Alamos acquisition	-	67,455	18,888	86,343
FMS acquisition	-	530,067	-	530,067
NuevaUnión acquisition	-	1,380,575	-	1,380,575
Other additions	-	85,946	20,325	106,271
Depletion	(855,922)	-	-	(855,922)
Recoveries	-	-	(150,000)	(150,000)
Reclassification (Joaquin and COSE)	8,409,758	(8,409,758)	-	-
Currency translation adjustments	(439,144)	-	-	(439,144)
As at February 29, 2020	$10,732,442	$42,888,510	$3,297,621	$56,918,573

Historical costs	$17,694,144	$42,888,510	$3,297,621	$63,880,275
Accumulated depletion	$(6,961,702)	$-	$-	$(6,961,702)

For transactions prior to the reporting period, please refer to the Company's past audited financial statements on SEDAR at www.sedar.com.

NuevaUnión acquisition

In February 2020, the Company entered into a purchase agreement, jointly with BatteryOne Royalty Corp. ("BatteryOne"), to acquire a 2.0% net smelter return ("NSR") on future gold production from a portion of the La Fortuna deposit and prospective exploration grounds forming part of the NuevaUnión copper-gold project ("NuevaUnión") located in Chile. This project is jointly owned by Newmont Corporation and Teck Resources Limited. The aggregate consideration of US$8,000,000 is split between the purchasers, where the Company has agreed to pay 25% or US$2,000,000 in cash and common shares:

  US$750,000 in cash on closing (paid);
  US$250,000 in cash in one year after closing (Note 6); and
  US$500,000 in cash and US$500,000 in common shares upon the achievement of commercial production at the La Fortuna deposit.

Alamos acquisition

In April 2019, the Company entered into a purchase and sale agreement to acquire a portfolio of eighteen NSR royalties and options to acquire NSR royalties from Alamos Gold Inc. and its affiliates (collectively, "Alamos") for total consideration of US$8,240,000 payable in common shares of the Company. Acquisition of the first sixteen NSR royalties and options was completed.

In June 2019, the Company issued 2,574 common shares (valued at $4.32 per share on June 20, 2019) for a 2.0% NSR royalty on the Biricu project, in connection to the same purchase and sale agreement as above.

In August 2019, the Company and Alamos amended the purchase and sale agreement to remove one NSR royalty and include the purchase of the Orion NSR royalty for common shares of the Company, which is subject to closing conditions.

During the nine months February 29, 2020, the Company paid $75,220 of acquisition costs.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

4. ROYALTY, STREAM, AND OTHER INTERESTS (cont'd…)

Fifteen Mile Stream acquisition

In August 2019, the Company entered into an agreement to acquire a 3.0% NSR royalty on the western half of the Plenty Zone and Seloam Brook prospect of St. Barbara Ltd.'s Fifteen Mile Stream ("FMS") project for $2,000,000; $500,000 of which was paid on signing of the agreement and $1,500,000 which is conditional upon the achievement of certain milestones. This acquisition increased the Company's position at the FMS project. The Company incurred $30,067 of acquisition costs.

Tower Mountain project

In August 2019, the Company entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property was retained for the benefit of the Company.

5. INVESTMENT IN SILVERBACK

	February 29	May 31
	2020	2019
Opening balance	$2,191,431	$2,412,873
Income in Silverback for the period/year	120,171	92,843
Distribution	-	(314,285)
Ending balance	$2,311,602	$2,191,431

The Company, through its wholly-owned subsidiary, holds 15% interest in Silverback Ltd. ("Silverback"), which is a privately held company, whose sole business is the receipt and distribution of the net earnings of the New Luika Gold Mine ("NLGM") silver stream. Distributions to the shareholders are completed on an annual basis at minimum. Given the terms of the shareholders' agreement governing the policies over operations and distributions to shareholders, the Company's judgment is that it has significant influence over Silverback, but not control and therefore equity accounting is appropriate. Summarized financial information for the nine months ended February 29, 2020 and February 28, 2018 of Silverback is as follows:

	February 29	February 28
For the nine months ended	2020	2019
Current assets	$2,413,659	$1,649,005
Non-current assets	3,289,128	3,484,827
Total assets	5,702,786	5,133,832
Total liabilities	(292,230)	(140,000)
Revenue from stream interest	1,878,625	1,248,542
Depletion	(1,004,877)	(756,503)
Net income and comprehensive income for the period	$801,140	$432,039

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

6. TRADE AND OTHER PAYABLES

	February 29	May 31
	2020	2019
Trade payables and accrued liabilities	$721,104	$1,126,982
Payable on NuevaUnión acquisition (Note 4)	335,045	-
Lease liability	9,378	-
Taxes payable	344,380	483,480
	$1,409,907	$1,610,462

7. LOANS PAYABLE

As at February 29, 2020	Beedie	Other	Total
Opening balance	$-	$2,798,975	$2,798,975
Additions	7,000,000	-	7,000,000
Allocation of conversion feature	(2,782,318)	-	(2,782,318)
Interest expense	576,754	69,832	646,586
Repayments	(326,667)	(2,799,563)	(3,126,230)
Currency translation adjustments	-	(69,244)	(69,244)
Ending balance	$4,467,769	$-	$4,467,769
Less: current portion	-	-	-
Long term portion	$4,467,769	$-	$4,467,769

In March 2019, the Company entered into a convertible loan facility of $12,000,000 with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The facility consists an initial advance of $7,000,000, with the remaining $5,000,000 available for subsequent advances in minimum tranches of $1,250,000. The facility carries an interest rate of 8.0% on amount advanced and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed. At the option of Beedie, principal outstanding can be converted into common shares of the Company at a conversion price of $5.56 per share. In August 2019, the Company drew down the initial advance of $7,000,000, of which $4,217,682 was allocated to the liability portion and the residual value of $2,782,318 was allocated to the conversion feature. The effective interest rate on the liability was 23.5% per annum, with an expected life of four years. For the standby charge on the undrawn portion of the facility and other associated costs, the Company recognized finance charges of $404,630 (2019 - $Nil) in profit or loss for the nine months ended February 29, 2020.

In October and December 2018, the Company entered into four loan arrangements for aggregate proceeds of $2,623,733 or US$2,000,000, where each has a stated rate of 5% per annum and a term of one year. The Company provided the lenders in aggregate an origination discount of $79,012 or US$60,000 and 150,000 share purchase warrants exercisable at $3.40 per share for two years, valued at $103,959. In August 2019, the principal and interest balance were repaid in full.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

8. REVENUE

	February 29	February 28
For the nine months ended	2020	2019
Endeavor stream	$3,497,852	$6,965,447
COSE royalty	60,569	-
Joaquin royalty	3,633	-
Total revenue	$3,562,054	$6,965,447

The Company operates in one industry and has one reportable segment, which is reviewed by the chief operating decision maker. For the nine months ended February 29, 2020, the Company recognized revenue from three of its NSR and stream assets as shown above.

9. INCOME TAXES

Income tax expense differs from the amount that would result from applying Canadian income tax rates to earnings before income taxes. These differences result from the following items:

	February 29	February 28
For the nine months ended	2020	2019
Income (loss) before income taxes	$(3,909,492)	$(654,196)
Canadian federal and provincial income tax rates	27.00%	27.00%
Expected income tax expense (recovery) at statutory income tax rate	(1,055,563)	(176,533)
Difference between Canadian and foreign tax rate	(17,419)	(13,575)
Permanent differences	490,167	279,537
Changes in unrecognized deferred tax assets	1,555,264	511,459
Other adjustments	(531,017)	-
Total income tax expense (recovery)	$441,432	$600,888

Current income tax expense (recovery)	$(78,041)	$413,411
Deferred income tax expense	$519,473	$187,477

10. SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value.

Issued share capital

During the nine months ended February 29, 2020, the Company issued 1,275,588 (2019 - 11,448,897) common shares pursuant to the acquisitions of royalty interests, private placements, conversion on loan payable, vesting of restricted share units ("RSUs"), and exercise of share purchase warrants and stock options.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

10. SHARE CAPITAL (cont'd…)

Stock options

The continuity of stock options for the nine months ended February 29, 2020 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2019	2,171,873	$2.30
Granted	600,000	7.66
Exercised	(457,791)	1.43
Canceled/Expired	(3,125)	2.32
Balance at February 29, 2020	2,310,957	$3.86

As at February 29, 2020, the weighted average remaining life of the stock options outstanding was 3.46 (May 31, 2019 - 3.50) years. The Company's outstanding stock options as at February 29, 2020 are as follows:

	Exercise
Expiry date	price	Outstanding	Exercisable
Jul 15, 2021	$0.84	41,666	41,666
Nov 15, 2021	1.20	4,250	4,250
Nov 30, 2021	1.32	116,666	116,666
Mar 06, 2022	2.32	96,875	96,875
Jul 31, 2022	2.16	445,250	445,250
Mar 01, 2023	2.56	281,250	281,250
Sep 18, 2023	2.92	362,500	265,625
Jan 04, 2024	3.24	362,500	175,000
Jan 15, 2025	7.66	600,000	-
Total		2,310,957	1,426,582

Share purchase warrants

The continuity of share purchase warrants for the nine months ended February 29, 2020 are as follows:

		Weighted average
	Outstanding	exercise price
Balance at May 31, 2019	1,690,893	3.95
Exercised	(724,418)	3.30
Balance at February 29, 2020	966,475	$4.44

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

10. SHARE CAPITAL (cont'd…)

Share purchase warrants (cont'd…)

The Company's outstanding share purchase warrants as at February 29, 2020 are as follows:

	Exercise
Expiry date	price	Outstanding
Nov 08, 2020	$3.40	93,750
Dec 21, 2020	4.68	455,236
Dec 21, 2020	3.12	14,929
Jan 04, 2021	4.68	364,073
Jan 04, 2021	3.12	17,654
Aug 30, 2021	1.80	20,833
Total		966,475

Restricted share units

The continuity of RSUs for the nine months ended February 29, 2020 are as follows:

Outstanding
Balance at May 31, 2019	-
Granted	171,805
Vested	(90,805)
Balance at February 29, 2020	81,000

As at February 29, 2020, the Company's outstanding RSUs had vesting terms of up to 12 months.

Share-based payments

In accordance with the vesting terms of the stock options granted, the Company recorded a charge to share-based payments expense of $771,056 (2019 - $689,160) with offsetting credit to reserve for the nine months ended February 29, 2020.

In accordance with the vesting terms of the RSUs granted, the Company recorded a charge to share-based payments expense of $1,006,926 (2019 - $166,900) with offsetting credit of $670,962 and $336,000 (2019 - $166,900 and $Nil) to share capital and reserves, respectively, for the nine months ended February 29, 2020.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

11. RELATED PARTY TRANSACTIONS AND BALANCES

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

	Salary	Share-based
Nine months ended February 29, 2020	or fees	payments	Total
Management	$290,107	$417,105	$707,212
Directors	133,588	1,165,653	1,299,241
	$423,695	$1,582,757	$2,006,452

	Salary	Share-based
Nine months ended February 28, 2019	or fees	payments	Total
Management	$421,536	$320,519	$742,055
Directors	120,183	404,694	524,877
	$541,719	$725,213	$1,266,932

As at February 29, 2020, the Company had $58,801 (May 31, 2019 - $407,284) due to directors and management related to salary, fees, and/or reimbursements, which have been included in accounts payable and accrued liabilities.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

Significant non-cash investing and financing activities

During the nine months ended February 29, 2020, the Company:

a) issued 10,299 common shares, valued at $11,123, for the acquisition of the Alamos NSR (Note 4);

b) recognized $335,045 of accounts payable for the acquisition of NuevaUnión (Note 4);

c) entered into an agreement to sell the Tower Mountain project for $150,000 (offset against pre-production royalty payable to the original owner) and a 2.0% NSR royalty interest on the property (Note 4);

d) issued 90,805 common shares, valued at $670,926, for RSUs vested;

e) reallocated $744,429 from reserves for 457,791 stock options exercised; and

f) reallocated $563,652 from reserves for 724,418 share purchase warrants exercised.

During the nine months ended February 28, 2019, the Company:

a) issued 2,530,769 common shares, valued at $7,896,000, for the acquisition of the Santa Gertrudis NSR;

b) issued 2,414,981 common shares and reserved 654,206 common shares for outstanding share purchase warrants of ValGold Resources Ltd. ("ValGold") with an aggregate value of 8,462,152, for net assets acquired from ValGold;

c) issued 654,750 common shares, valued at $2,357,100, for the acquisition of the FMS NSR;

d) provided loan inducements of $192,261 in cash and share purchase warrants;

e) issued 53,500 common shares, valued at $166,900, for RSUs vested;

f) reallocated $1,076,451 from reserves for 1,459,525 share purchase warrants exercised; and

g) reallocated $26,892 from reserves for 33,333 stock options exercised.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

13. FINANCIAL INSTRUMENTS

The Company classified its financial instruments as follows:

	February 29 2020	May 31 2019
Financial assets
Amortized cost:	$7,319,365	$4,603,062
Cash
Other receivables	94,687	-
Fair value through profit or loss:
Royalty, stream receivables	185,714	129,960
	$7,599,766	$4,733,022

Financial liabilities
Amortized cost:
Accounts payable and accrued liabilities	$1,056,149	$1,126,982
Loans payable	4,467,769	2,798,975
	$5,523,918	$3,925,957

Fair value

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

a) Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

b) Level 2 - Inputs other than quoted prices that are observable for assets or liabilities, either directly or indirectly; and

c) Level 3 - Inputs for assets and liabilities that are not based on observable market data.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value. As at February 29, 2020, the Company did not have any financial instruments measured at fair value.

The carrying value of cash, receivables, and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments. Royalty, stream receivable (if any) includes provisional pricing, and final price and assay adjustments and is valued using observable market commodity forward prices and thereby classified within Level 2 of the fair value hierarchy. The fair value of the Company's loan payable is approximated by its carrying value as its interest rates are comparable to market interest rates.

Capital risk management

The Company's objectives when managing capital are to provide shareholder returns through maximization of the profitable growth of the business and to maintain a degree of financial flexibility relevant to the underlying operating and metal price risks while safeguarding the Company's ability to continue as a going concern. The capital of the Company consists of share capital. The Board of Directors does not establish a quantitative return on capital criteria for management. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. The Company may issue new shares in order to meet its financial obligations. The management of the Company believes that the capital resources of the Company as at February 29, 2020 are sufficient for its present needs for at least the next twelve months. The Company is not subject to externally imposed capital requirements.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

13. FINANCIAL INSTRUMENTS (cont'd…)

Credit risk

Credit risk arises from cash deposits, as well as credit exposures to counterparties of outstanding receivables and committed transactions. There is no significant concentration of credit risk other than cash deposits. The Company's cash deposits are primarily held with a Canadian chartered bank. Receivables include value added tax due from the Canadian government. The carrying amount of financial assets recorded in the financial statements represents the Company's maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company's credit risk has not declined significantly from the prior year.

Liquidity risk

The Company strives to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from royalty interests, its holdings of cash, and its committed liabilities. The maturities of the Company's non‐current liability are disclosed in Note 7. All current liabilities are settled within one year.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company primarily operates in Canada and Australia and incurs expenditures in currencies other than the Canadian dollars. Thereby, the Company is exposed to foreign exchange risk arising from currency exposure. The Company has not hedged its exposure to currency fluctuations. Based on the above net exposure, as at February 29, 2020, and assuming that all other variables remain constant, a 1% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase/decrease of approximately $35,000 in the Company's pre-tax income or loss.

14. COMMITMENTS

The Company may be required to make payments in cash and/or common shares related to its royalty interests (Note 4), including milestone payments subject to certain triggers being met related to the IEPI royalty portfolio acquisition (please refer to the Company's past audited consolidated financial statements on SEDAR at www.sedar.com).

15. EVENT AFTER REPORTING DATE

Since March 2020, several measures have been implemented in Canada, Australia, Argentina, Mexico, and in other jurisdictions where the Company holds royalties and streams in response to the increased impact from the coronavirus ("COVID-19"). These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business globally resulting in an economic slowdown. Global equity markets have experienced significant volatility and weakness. Governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. There are significant uncertainties with respect to future developments and impact to the Company related to the COVID-19 pandemic, including the duration, severity, and scope of the outbreak and the measures taken by governments and businesses to contain the pandemic. While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impacts of COVID-19 on the Company's business operations cannot be reasonably estimated at this time, such as the duration and impact on future production for the Company's partner operators at their respective mining operations.

METALLA ROYALTY & STREAMING LTD.
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited - Expressed in Canadian Dollars)
FOR THE NINE MONTHS ENDED FEBRUARY 29, 2020 AND FEBRUARY 28, 2018

15. EVENT AFTER REPORTING DATE (cont'd…)

Following the Government of Mexico's decree that all non-essential business suspend operations until April 30, 2020, Agnico Eagle Mines Limited announced on April 2, 2020 that it is ramping down activities at its La India mining operation and suspending exploration activities in Mexico during this period. This could delay development on the properties underlying the Santa Gertrudis and El Realito royalty assets held by the Company. On March 23, 2020, Pan American Silver Corp. ("Pan American"), announced operations at its COSE and Joaquin mines in Argentina have been temporarily suspended in response to the COVID-19 pandemic and on April 1, 2020 confirmed that temporary suspension was extended until April 13, 2020 and could be subject to further extension. On April 2, 2020, a new decree was issued by the government of Argentina to expand the list of exemptions that will include mining production as essential for the Argentine economy. While management expects near-term cash flow on the Company's royalties on these assets to be lighter than previously anticipated, management believes the Company's balance sheet is more than adequate to sustain any extended suspension at the COSE and Joaquin mines. However, a deterioration in the current situation could have an adverse impact on the Company's business, results of operations, financial position and cash flows in 2020.